Exhibit (a)(5)(P)

JAZZ PHARMACEUTICALS PLC COMPLETES TENDER OFFER FOR GENTIUM S.p.A. SHARES

Approximately 98 percent of outstanding Gentium ordinary shares and American Depositary Shares tendered

DUBLIN, February 21, 2014 — Jazz Pharmaceuticals plc (Nasdaq: JAZZ) today announced that the subsequent offering period of the tender offer made by a subsidiary of Jazz Pharmaceuticals to purchase all outstanding ordinary shares and American Depositary Shares (“ADSs”) of Gentium S.p.A. (Nasdaq: GENT) for $57.00 per share and per ADS (without duplication for ordinary shares underlying ADSs) in cash expired at midnight, New York City time, on the evening of February 20, 2014. The tender offer is now complete.

The tender agent for the tender offer has advised Jazz Pharmaceuticals that, as of the expiration of the tender offer, a total of 17,427,624 Gentium ordinary shares and ADSs were properly tendered and not withdrawn. These ordinary shares and ADSs represent approximately 98 percent of Gentium’s issued and outstanding, and fully diluted, ordinary shares and ADSs (without duplication for ordinary shares underlying ADSs). All properly tendered ordinary shares and ADSs have been accepted for payment, which has been or will be promptly made in accordance with the terms of the tender offer.

About Jazz Pharmaceuticals

Jazz Pharmaceuticals plc is a specialty biopharmaceutical company focused on improving patients’ lives by identifying, developing and commercializing differentiated products that address unmet medical needs. The company has a diverse portfolio of products and/or product candidates in the areas of sleep, hematology/oncology, pain and psychiatry. The company’s U.S. marketed products in these areas include: Xyrem® (sodium oxybate) oral solution, Erwinaze® (asparaginase Erwinia chrysanthemi), Prialt® (ziconotide) intrathecal infusion, Versacloz™ (clozapine) oral suspension, FazaClo® (clozapine, USP) HD and FazaClo LD. Jazz Pharmaceuticals also has a number of products marketed outside the U.S. and expects to launch Defitelio® (defibrotide) in selected countries in the European Union during 2014. For further information, see www.jazzpharmaceuticals.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, including, but not limited to, statements related to the expected launch of Defitelio in the European Union and the timing thereof and other statements that are not historical facts. These forward-looking statements are based on Jazz Pharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with the company’s ability to successfully launch and commercialize Defitelio in a timely manner; the company’s ability to successfully manage the risks associated with integrating Defitelio into the company’s product portfolio and other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Jazz Pharmaceuticals plc’s Securities and Exchange Commission filings and reports (Commission File No. 001-33500), including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and future filings and reports by the company. Jazz Pharmaceuticals undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

Contact Information

Investors

Kathee Littrell

Vice President, Investor Relations

Jazz Pharmaceuticals plc

Ireland, + 353 1 634 7887

U.S., + 1 650 496 2717

Media

Laurie Hurley

Vice President, Corporate Affairs

Jazz Pharmaceuticals plc

Ireland, + 353 1 634 7894

U.S., + 1 650 496 2796